October 19, 2021

VIA EDGAR AND EMAIL

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      David Irving

Sharon Blume

John Stickel

Susan Block

Re:      Anthemis Digital Acquisitions I Corp

Registration Statement on Form S-1

Filed October 1, 2021

Registration No. 333-259986

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on October 21, 2021, at 4:00 P.M., (Eastern time), or as soon thereafter as practicable, or at such later time as Anthemis Digital Acquisitions I Corp (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-5400 or in his absence, Ryan deFord at (212) 906-1627, to provide notice of effectiveness or if you have any other questions or concerns regarding this matter.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely yours,

Anthemis Digital Acquisitions I Corp

By:	/s/ Mei Lim
Mei Lim
Chief Financial Officer

cc:	Amy Nauiokas, Anthemis Digital Acquisitions I Corp

Mei Lim, Anthemis Digital Acquisitions I Corp

Briana van Strijp, Anthemis Digital Acquisitions I Corp

Marc D. Jaffe, Latham & Watkins LLP

Ryan deFord, Latham & Watkins LLP

Elliott M. Smith, White & Case LLP

Jessica Y. Chen, White & Case LLP

[Signature Page to Anthemis Digital

Acquisitions I Corp Acceleration

Request]